UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CHINA FINANCE ONLINE CO. LIMITED
Full Name of Registrant

Former Name if Applicable

9th Floor of Tower C, Corporate Square NO.35 Financial Street
Address of Principal Executive Office (Street and Number)

Xicheng District, Beijing 100033, China
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

China Finance Online Co. Limited (the “Company”) is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2013 within the prescribed time period because it requires additional time to file its annual report. The independent registered public accounting firm of the Company has completed the review and audit of the Company’s financial statements and the Company plans to file its annual report on or before the extended deadline permitted under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Jun Wang	(86 10)	5832-5288
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net revenues were $52.1 million, representing an increase of 76% from $29.6 million for fiscal year 2012.  Gross profit was $41.5 million, representing an increase of 93% from $21.5 million for fiscal year 2012.

Forward-Looking Statements

Except for historical financial information contained or referenced herein, the statements in this notification of late filing are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, this document may contain statements, estimates or projections that constitute “forward-looking” statements as defined in other U.S. securities laws. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “plans to,” “believes,” “may,” “expects,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof.

* * *

China Finance Online Co. Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2014	By:	/s/ Jun Wang
Name: Jun Wang
Title: Chief Financial Officer